NEWS RELEASE

All amounts in Canadian dollars unless otherwise noted
Suite 1000, 205 Ninth Ave. S.E.
Calgary, Alberta T2G 0R3
Website: www.fording.ca
FORDING CANADIAN COAL TRUST ANNOUNCES
AGREEMENT TO SELL ALL OF ITS ASSETS TO TECK COMINCO –
UNITHOLDERS TO RECEIVE $14.1 BILLION
CALGARY, July 29, 2008 — Fording Canadian Coal Trust (“Fording”) (TSX: FDG.UN, NYSE: FDG) today announced that it has entered into an agreement to sell all of its assets to Teck Cominco Limited (“Teck Cominco”) by way of a plan of arrangement (the “Transaction”), pursuant to which Fording unitholders will receive $93.76 per unit payable in a combination of US$82.00 cash and 0.245 of a Teck Cominco Class B subordinate voting share (“Teck Cominco Shares”) per Fording unit. “We are pleased to be able to present Fording unitholders with this opportunity to realize enhanced value from their investment,” said Michael Grandin, the Chair of the Independent Committee of the Fording Trustees. It is expected that the Fording unitholder meeting to consider the Transaction will occur in late September 2008 and that the Transaction will be completed in late October 2008.
The US$82.00 per unit cash payment, which includes a final distribution of US$3.00 per unit, and Teck Cominco Shares (the “Unit Proceeds”) equate to $14.1 billion. This represents a value of US$91.66 per unit or $93.76 per unit (“Unit Value”), based on the closing trading price of the Teck Cominco Shares of $40.41 and an exchange rate of US$0.978/C$1.00 in each case on July 28, 2008.
The Unit Value represents a premium of 17% to the weighted average trading price of the Fording units on the Toronto Stock Exchange during the twenty trading days ending Monday, July 28, 2008. Fording’s units closed at $83.80 on the Toronto Stock Exchange on Monday, July 28, 2008. The weighted average trading price of the Teck Cominco Shares on the TSX for the twenty trading days ending Monday, July 28, 2008 was $41.90.
For Fording, the sale is the culmination of an extensive review of strategic alternatives by the Independent Committee of the Trustees of Fording and the Independent Committee of the Directors of Fording (GP) ULC, a wholly owned subsidiary of Fording. The Independent Committees have, among other things, conducted a global search for potential purchasers of Fording. Negotiations with Teck Cominco were directed by the Independent Committees and led by Mr. Grandin. The Independent Committees have unanimously recommended that the Fording Trustees and the Fording Directors support the transaction. The Fording Trustees and Fording Directors (excluding those that are not independent of Teck Cominco and who abstained from voting) have unanimously approved the Transaction. The Fording Trustees and Fording Directors were advised verbally by RBC Capital Markets, the advisor to the Independent Committees, that the consideration to be received by unitholders under the Transaction is fair from a financial point of view to Fording unitholders (other than Teck Cominco and any related parties of Teck Cominco).
Mr. Grandin stated, “Our review of strategic alternatives included an examination of a variety of options including a possible sale of Fording or its assets. During that process, the Independent Committees reviewed expressions of interest and concluded that the Teck Cominco offer represents the best alternative for Fording unitholders. While our sale process attracted interest from numerous companies involved in the global mining and steel industries, certain issues, such as our corporate structure and our non-operating 60% interest in the Elk Valley Coal Partnership, presented challenges to some potential acquirors. Consolidation of the ownership of Elk Valley Coal is a logical step, particularly in light of recent strength in metallurgical coal prices, as well as the need to address our income trust structure before 2011.”
Teck Cominco currently holds approximately 19.9% of the units of Fording and is the Managing Partner of the Elk Valley Coal Partnership, the metallurgical coal business from which Fording receives substantially all of its cash flow. Because Teck Cominco is considered a related party, the Independent Committees retained National Bank Financial Inc. (“National Bank”) as an Independent Valuator to perform a formal valuation of the Fording Units. National Bank concluded that the value of the Fording units was within a range from $79.00 to $99.00.
Teck Cominco and Fording have entered into an arrangement agreement which provides for, among other things, a non-solicitation covenant by Fording, subject to customary provisions that entitles Fording to consider and accept a superior proposal, a right in favour of Teck Cominco to match any superior proposal, and the payment by Fording to Teck Cominco of a termination payment of US$400 million if the Transaction is not completed as a result of the superior proposal and in certain other circumstances. Teck Cominco will also assume any residual liabilities of Fording. The Fording units will be delisted from the TSX and NYSE upon completion of the Transaction.
The Transaction is subject to a number of conditions, including obtaining both the approval of two-thirds of unitholders voting at the meeting and a simple majority of unitholders voting at the meeting (other than Teck Cominco and any related party of Teck Cominco). The Transaction is also subject to court approval as a plan of arrangement, listing approval from the TSX and NYSE in respect of the Teck Cominco Shares to be distributed to unitholders, regulatory approvals in certain jurisdictions and a number of other customary conditions. Teck Cominco has agreed to pay up to $10 million in transaction costs if the Transaction is not approved by Fording’s unitholders and in certain other circumstances.
Teck Cominco has entered into a debt commitment letter with a syndicate of banks to borrow US$9.8 billion to finance a portion of the Transaction. The Transaction is subject to the availability to Teck Cominco of such financing at closing. Teck Cominco has also advised it intends to sell its 29.5 million Fording units subsequent to the Fording unitholder meeting and utilize the net proceeds to fund a portion of the Transaction.
The Transaction is structured as a sale of assets by Fording and a subsequent distribution to Fording unitholders of the Unit Proceeds. As a result, unitholders who are residents of Canada will be allocated income from Fording for tax purposes (in an amount substantially equal to the value of the Unit Proceeds) which will be taxed as ordinary income, rather than being taxed as a capital gain. Unitholders who are not resident in Canada will be subject to Canadian withholding tax at source on the full amount of the Unit Proceeds.
Fording’s unitholders are urged to consult their tax advisors and read carefully the tax disclosure section of the Information Circular relating to the Transaction when it is available. Canadian unitholders who are taxable and hold their Fording units as a capital investment will generally receive capital gain or loss treatment on any sale of their units in the public markets and therefore may prefer to sell their units in the public markets prior to the completion of the Transaction. Non-Resident unitholders may also prefer to sell their units in the public markets prior to the completion of the Transaction.
It is currently anticipated that the Fording unitholder meeting to consider the Transaction will occur in late September 2008 and that the closing of the Transaction will occur in late October 2008. Further, the closing of the Transaction will occur approximately 20 trading days after Fording and Teck Cominco publicly announce that the conditions to closing have been satisfied (including court, unitholder and regulatory approvals). Unitholders will therefore have time to decide whether to sell their units in the public markets prior to completion of the Transaction or receive the Unit Proceeds on closing. No further regular quarterly distributions will be made if the Transaction is completed.
The Independent Committees have retained RBC Capital Markets as financial advisor and Osler, Hoskin & Harcourt LLP as its Canadian and U.S. legal counsel.
About Fording
Fording Canadian Coal Trust is an open-ended mutual fund trust and one of the largest royalty trusts in Canada. Fording holds a 60% interest in the metallurgical coal operations of the Elk Valley Coal Partnership. The Elk Valley Coal Partnership is the world’s second largest exporter of seaborne metallurgical coal, supplying high-quality coal products to the international steel industry. Fording’s Units are traded on the Toronto Stock Exchange under the symbol FDG.UN and on the New York Stock Exchange under the symbol FDG.
Investor and Analyst Conference Call and Webcast
Teck Cominco has organized a conference call and webcast regarding the Transaction as follows:
Tuesday, July 29, 2008, at 8:45 a.m. (EDT)
Toll Free (North America): 1-866-696-5910
Local/International: +416-340-2217
The live webcast can be accessed by visiting Teck Cominco’s website at www.teckcominco.com and clicking on the event title under “Webcasts” or by accessing http://www.marketwire.com. According to Teck Cominco, the conference call will be available for replay until Thursday, August 28, 2008, by calling 1-800-408-3053 for North American callers and +416-695-5800 for international/local callers. Passcode: 3267832#.

Forward-Looking Information Advisory
This press release contains forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and the Ontario Securities Act relating, but not limited to, Fording’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance.
Unitholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking information or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate.
These risks include that the parties will not proceed with the Transaction, that the terms of the Transaction as implemented will vary from those currently contemplated, that the Transaction will not be successfully contemplated for any reason including the failure to obtain required unitholder approval, that the Teck Cominco debt financing contemplated by debt commitment letter will not be available at closing, failure to obtain court approval or inability to obtain clearance from regulatory authorities. Fording cautions that the list of risks and assumptions set forth or referred to above is not exhaustive. Some of the risks, uncertainties and other factors which negatively affect the reliability of forward-looking information are discussed in Fording’s public filings with the Canadian and United States securities regulatory authorities, including its most recent management information circular, annual report, management’s discussion and analysis, quarterly reports, material change reports and new releases. Fording’s public filings are available through Fording’s website at www.fording.ca. Copies of Fording’s Canadian public filings are available on SEDAR at www.sedar.com. Fording’s public filings in the United States, including Fording’s most recent annual report on form 40-F, as supplemented by its filings on form 6-K, are available at www.sec.gov. Fording further cautions that information contained on, or accessible through, these websites is current only as of the date of such information and may be superseded by subsequent events or filings. Fording undertakes no obligation to update publicly or otherwise revise any information, including any forward-looking information, whether as a result of new information, future events or other such factors that affect this information except as required by law.
FOR FURTHER INFORMATION PLEASE CONTACT:
Colin Petryk
Fording Canadian Coal Trust
Director, Investor Relations
(403) 260-9823
Email: investors@fording.ca